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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                           Tweedy, Browne Company L.P.




                    Under the Securities Exchange Act of 1934

                            PENN VIRGINIA CORPORATION
                                (Name of Issuer)


                          Common Stock, $6.25 PAR VALUE
                         (Title of Class of Securities)

                                    707882106
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                UPON EXAMINATION
                                     OF THE
                             ISSUER'S LATEST FILING
                           ON FORM 10K FOR THE PERIOD
                              ENDED MARCH 31, 1997

             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).



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Page 3


                                  SCHEDULE 13D

CUSIP NO. 707882106                               Page _____ of ______ Pages

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Tweedy, Browne Company L.P. ("TBC")

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOPSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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                    7.   SOLE VOTING POWER TBC has sole voting power with
                         respect to 206,300 shares held in certain TBC
     NUMBER OF           Accounts (as hereinafter defined). Additionally,
                         certain of the general partners of TBC may be deemed
      SHARES             to have sole power to vote certain shares as more
                         fully set forth herein.
   BENEFICIALLY  ---------------------------------------------------------------
                    8.   SHARED VOTING POWER
     OWNED BY
                           0 shares
       EACH      ---------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    REPORTING              0 shares, except that certain of the general partners
                           of TBC may be deemed to have sole power to dispose of
     PERSON                certain shares as more fully set forth herein.
                 ---------------------------------------------------------------
      WITH         10.   SHARED DISPOSITIVE POWER
                           212,026 shares held in accounts of TBC
                           (as hereinafter defined)

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          212,026 shares

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

          5.13%

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14.  TYPE OF REPORTING PERSON*

          BD, IA & PN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

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PRELIMINARY NOTE

     This Statement on Schedule 13D is being filed because the filing person may be deemed to be members of a group comprised of Tweedy, Browne Company L.P, which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of Penn Virginia Corporation. However, the filing of this Schedule 13D should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").


ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $6.25 par value (the "Common Stock"), of Penn Virginia Corporation. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Virginia, with its principal executive offices located at One Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, PA 19087.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The person filing this Schedule 13D is (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership. The filing of this Schedule 13D should not be deemed an admission that TBC comprises a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

     This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

     The general partners of TBC are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as such, the General Partners of TBC may be deemed to control TBC.

     (b) The business address of TBC and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

     (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

     The present principal occupation of each of the General Partners is serving as such for TBC. The principal business address of TBC is set forth above.

     (d) None of TBC, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of TBC, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

     (f) TBC is a Delaware limited partnership. Each of the General Partners is a citizen of the United States of America.






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ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 212,026 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $7,247,022.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.


ITEM 4. PURPOSE OF TRANSACTION

     TBC has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that TBC may dispose of all or some of the TBC Shares, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC intends to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 212,026 shares of Common Stock, which constitutes approximately 5.13% of the 4,131,294 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 212,026 shares, which constitutes approximately 5.13% of the 4,131,294 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC is 212,026 shares, which constitutes approximately 5.13% of the 4,131,294 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.




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     (b) TBC has investment discretion with respect to 212,026 shares of Common
Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 206,300 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 206,300 shares of Common Stock held in certain TBC Accounts.

     (c) During the sixty-day period ended as of the date hereof, TBC has purchased and sold shares of Common Stock in open market transactions as follows:

                       NO OF SHARES                               PRICE
TBC ACCOUNTS            PURCHASED                SOLD             PER SHARE

02/18/97                                         500              $ 43 3/4
02/21/97                   100                                    $ 45
02/27/97                 1,300                                    $ 46
03/04/97                 1,400                                    $ 44 7/8
04/01/97                 1,000                                    $ 43 3/4
04/14/97                17,500                                    $ 41 3/8


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise described herein, none of TBC, nor, to the best knowledge of TBC, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.





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                                    SIGNATURE


     Tweedy, Browne Company L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                  TWEEDY, BROWNE COMPANY L.P.



                                                  By
                                                    -------------------------
                                                    Christopher H. Browne
                                                    General Partner



Dated: April 22, 1997